Exhibit 10.1
SALES/BUY-BACK AGREEMENT
AGREEMENT, made and entered into this 15 day of May, 2009 (“Effective Date”), by and between Traxys North America LLC, a Delaware limited liability company corporation with offices at 825 Third Avenue New York, NY 10022 (“Traxys”), and Molycorp Minerals, LLC, a Delaware limited liability company with offices at 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, CO 80111 (“Molycorp”).
WHEREAS, Molycorp is the owner and operator of Rare Earth production and processing facilities located at Mountain Pass, California; and
WHEREAS, Traxys is a marketer of mineral commodities; and
WHEREAS, The Parties wish to establish a relationship pursuant to the terms and conditions of this Agreement.
NOW THEREFORE, in consideration of the mutual covenants of the Parties as hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE 1 – DEFINITIONS
For the purposes of this Agreement, unless clearly indicated otherwise by the context, the following terms used with a capital letter have the following meanings:
1.1. “Product”:
(a)	“Product or Products” means, Product 1 or product 2 individually or all Products 1 and 2 collectively, as appropriate.

(b)	“Product 1” means Didymium Oxide produced by Molycorp at the Facility.

(c)	“Product 2” means Bastnasite suitable for polishing applications or further refinement into other Rare Earth products stored by Molycorp at the Facility.
1.2. “Party” means each of Traxys and Molycorp and “Parties” means both of them collectively.
1.3. “Settlement Date” means the first anniversary of the Effective Date of this Agreement for Product 1 and the second anniversary of the Effective Date of this Agreement for Product 2, unless extended by mutual written agreement of the Parties, or unless accelerated by Molycorp in accordance with Article 8 below.
1.4. “Purchase Price” means the price for the Products payable by Traxys to Molycorp pursuant to clause 2.2.
1.5. “Net Revenue” means the price at which a Product is sold by Traxys to a third party (net of any taxes or other government charges) less the costs incurred by Traxys or its agents in making the sale including transportation and related costs in getting the Product from the storage facility referred to in Clause 2.2 to the customer, further analysis/assay costs, royalties, the cost of credit insurance in relation to the customer, insurance against loss, damage, etc., duties and other similar direct costs (“Traxys Direct Costs”).
1.6. “Recommended Price” means the price proposed and confirmed by Traxys for a Product sale but not approved by Molycorp.
1.7. “Facility” means Molycorp’s mine and processing facility at Mountain Pass, California.
1.8. “Settlement” means the transaction wherein Traxys pays to Molycorp the balance, if any, of the Purchase Price in respect of Products sold and Traxys receives from the proceeds of such sale or from Molycorp any Traxys Direct Costs, Finance Charges, and Handling Fees to which it is entitled.
ARTICLE 2 – SALE AND PURCHASE
2.1. Molycorp agrees to sell and Traxys agrees to purchase approximately 1,000,000 pounds of Didymium Oxide contained (Product 1) and up to 18,000,000 pounds of Bastnasite (Product 2), on the terms and conditions set forth herein. Anything herein contained to the contrary notwithstanding, the Parties may add other Rare Earth products to this Agreement by mutual agreement at any time. Delivery of quantities of such Products shall be made as provided in Article 6.
2.2. The price of the Products is USD$6.95 per pound for Product 1 and USD$0.60 per pound for Product 2 (subject to adjustment in accordance with clauses 3, 4 and 5) (“Purchase Price”) free delivered in Molycorp storage facility, Mountain Pass, California (“Molycorp Storage Facility”). Traxys shall file a UCC-1 financing statement to give notice that it is the owner of the Products held in the Molycorp Storage Facility.
2.3. Traxys shall advance to Molycorp USD$6.00 per pound for Product 1 and USD$0.50 per pound for Product 2 towards payment of the Purchase Price of those Products, within three working days following the day of receipt by Traxys of the irrevocable warehouse release (in the form attached as Schedule I), packing list and producer’s weight and analysis certificate (each an “Advance” and together, “the Advances”).
2.4. Title to the Products will pass from Molycorp to Traxys (and a sale will be deemed completed) upon receipt by Molycorp of the Advance relating to the Products covered by a warehouse release.
2.5. Financing: To allow Traxys to recover its cost of capital, Traxys will be entitled to a finance charge (“Finance Charge”) on the amount of its outstanding Advances (commencing on the date of each Advance), plus the amount of any unrecovered Traxys Direct Costs at US Libor three month plus a percentage which will be adjustable to reflect Traxys’s actual cost of capital, on the basis of a 360 days year and of the actual days elapsed as follows:
(a)	Financing Charges to be paid as part of final settlement.

(b)	The financing rate will be set for periods of 3 months, revolving.

(c)	The new rate of interest will be advised by Traxys to Molycorp during the week preceding the start of the new period.

(d)	The applicable rate for the first 3-month period, ending on August 31, 2009, is 6% per annum and shall be reset on each of September 1, December 1, March 1 and June 1.
2.6. Financing Charges to be recovered by Traxys shall reflect amounts received by Traxys in accordance with clause 4.2, thereby reducing outstanding Advances. Amounts received by Traxys will be applied by Traxys against the Advances made in the order of the oldest Advance first.
ARTICLE 3 – MARKETING TO THIRD PARTIES
3.1. Marketing: Until the Settlement Date, the Parties will consult regarding sales strategy. Molycorp will make the final decision on sales.
3.2. Third Party analysis: If a third party analysis is required by a customer, it must be by an independent laboratory internationally recognized in the analysis of Rare Earth products to be nominated and agreed between the parties and the customer within 30 days after the event requiring such analysis and the result of any such analysis will serve as the basis of settlement between Traxys and Molycorp as an adjustment to the Purchase Price.
3.3. Credit Risk: To be agreed upon in advance between the Parties with the goal to credit insure all outstanding account receivables exposure which are not secured by an irrevocable letter of credit. Traxys shall not be required to accept any credit risk with respect to a proposed customer as to whom credit insurance is not available.
3.4. Sharing of Net Revenue:
3.4.1. Net Revenue at or below US$6.00 per pound for Product 1 and US$.050 per pound for Product 2 shall be retained by Traxys and credited against Advances on a dollar-for-dollar basis.
3.4.2. Net Revenue between US$6.00 and US$8.50 per pound for Product 1 and between US$0.50 and US$0.75 per pound for Product 2, shall be shared on a 70%/30% (Molycorp/Traxys) basis.
3.4.3. Net Revenue above US$8.50 per pound for Product 1 and above US$0.75 per pound for Product 2, shall be shared on a 60%/40% (Molycorp/Traxys) basis.
3.4.4. Anything herein contained to the contrary notwithstanding, Molycorp shall be entitled at any time to repurchase any quantity of Product 2 previously purchased by Traxys for conversion to Cracked REE Product and its direct sale of same. The repurchase price (which shall be US$0.50 per pound), all Financing Charges, any Traxys Direct Costs, and Handling Fees attributable to such repurchased Product 2 shall be paid by Molycorp within 180 days of the repurchase date.

3.4.5. The Net Revenue sharing will be calculated after deduction for any Financing Charges or Handling Fees Molycorp owes Traxys.
3.5. Special Condition: In the event that Molycorp does not approve a sale by Traxys which has been recommended by Traxys with a proposed price greater than US$6.00 per pound for Product 1 or US$0.50 per pound for Product 2, and such tonnage remains unsold at the Settlement Date, Traxys will be entitled to the greater of (i) a Handling Fee (as defined below) equal to 5% of the amount of the Advance made with respect to such tonnage; or (ii) the amount Traxys would have received pursuant to Sections 3.4.2 and 3.4.3 had the sale been completed at the Recommended Price. In the event of a subsequent sale of this tonnage above the Recommended Price by Traxys, Molycorp will be entitled to all Net Revenue less Traxys’ share of Net Revenue calculated at the Recommended Price.
ARTICLE 4 – SETTLEMENT
4.1. At the Settlement Date, all unsold material shall be re-purchased by Molycorp at US$6.00 per pound for Product 1 and US$0.50 per pound for Product 2 and any unpaid Finance Charges, Handling Fees and Traxys Direct Costs as to which Traxys is entitled to reimbursement shall become immediately due and payable.
4.2. With respect to each Product, any payment received by either Party of US$6.00 (or less) per pound for Product 1 and US$0.50 (or less) per pound for Product 2, shall be retained by Traxys with respect to that Product, and the amount of the outstanding Advances shall be reduced on a dollar-for-dollar basis until the amounts of outstanding Advances shall have been reduced to zero, after which amounts received will be shared by Traxys and Molycorp as contemplated by this agreement. With respect to each Product, any payment received by either Party in excess of US$6.00 per pound for Product 1 and US$0.50 per pound for Product 2, shall shared in accordance with the Net Revenue sharing provisions of Section 3.4 above.
4.3. Anything herein contained to the contrary notwithstanding, it is contemplated and agreed by the Parties that during the term of this Agreement, Molycorp shall process quantities of Product 2 into other Rare Earth products (herein the “Cracked REE Products”). The removal of quantities of Product 2 from storage for the purposes of processing same into Cracked REE Products shall not be subject to the approval provisions of Section 6.5 hereof.
ARTICLE 5 – HANDLING FEE
Traxys shall be entitled to 2% per annum handling fee (herein the “Handling Fee”) for any tonnage unsold at Settlement Date (but excluding any tonnage referred to in clause 3.5, which amount shall be paid to or credited to Traxys on the Settlement Date).
ARTICLE 6 – SHIPPING AND STORAGE
6.1. Packing: Product 1 in Supersacks, suitable for export/container shipment, and Product 2 in bulk.
6.2. Delivery Schedule: For Product 1, initial delivery of approximately 600,000 pounds contained, followed by monthly deliveries of approximately 100,000 pounds contained each from May through December 2009 (final quantity and schedule to be agreed in writing). For Product 2, in multiple lots with final quantity and delivery schedule to be agreed in writing.
6.3. Delivery Location: Molycorp shall deliver the Products to a designated storage area at Molycorp’s Mountain Pass, California facility. Molycorp shall keep the Traxys owned Products in a segregated area of the Molycorp Storage Facility with a prominent sign indicating that it is the property of Traxys. Molycorp shall safeguard such Products with the same degree of care it uses with respect to its own property. Molycorp shall not permit or suffer to exist any lien or encumbrance on Traxys-owned Products by any person claiming by or through Molycorp.
6.4. Traxys shall pay US$1.00 per month for storage of the Products. All Traxys Delivery Costs associated with the on-sale of the Products shall be paid by Traxys and reimbursed to Traxys following the receipt by Traxys of the sale proceeds from a customer.
6.5. The Parties will keep each other informed of all intended Product movements in and out of storage. Except for withdrawals by Molycorp of Products for further processing and by Traxys for an approved sale, all withdrawals of Products from storage will require the consent of both parties evidenced in writing unless a party is in default of this agreement in which case the consent of the defaulting party is not required for the withdrawal of Product from storage.
ARTICLE 7 – EQUITY CONVERSION OPTION
Conversion: Traxys shall have the right but not the obligation to convert (the “Conversion Right”) any or all of the amount of its outstanding Advances to equity in Molycorp Minerals, LLC. Such Conversion Right may be exercised by giving not less than ten (10) days advance written notice to Molycorp and may be exercised on the six (6) month, twelve (12) month or eighteen (18) month anniversary of the Effective Date of this Agreement or at any time during the period described below following exercise by Molycorp of the option provided for in Article 8, at a price of US$115.17 per share, subject to adjustment for stock splits, stock dividends or other recapitalization events occurring after the date hereof. Said conversion will be to the same class of shares owned by the now existing shareholders in Molycorp Minerals LLC. In the event Molycorp exercises its acceleration option, Traxys shall have the option for 180 days from the date of exercise, if such acceleration occurs during the first year after the Effective Date, or 90 days from such date, if such acceleration occurs during the second year following the Effective Date, to increase its equity position in Molycorp through the purchase of additional shares of Molycorp in an amount equal to the amount which would have been paid to Traxys pursuant to Section 4.1 with respect to the amount of Product for which Molycorp exercised its option provided in Article 8 hereof, at a price of US$115.17 per share, subject to adjustment for stock splits, stock dividends or other recapitalization events occurring after the date hereof.
The Conversion Right granted to Traxys hereunder shall not be subject to the Preemptive Rights provisions of Section 6.4 of the Amended and Restated Operating Agreement of Rare Earth Acquisitions LLC dated as of August 12, 2008 (the “Operating Agreement”).
ARTICLE 8 – ACCELERATION OPTION
Acceleration: Anything herein contained to the contrary notwithstanding, Molycorp shall have the unrestricted right, for any reason or no reason, and in its sole discretion, to accelerate the

Settlement Date with respect to all or any portion of either or both Products at any time, without penalty. Notwithstanding any such acceleration, the conversion right granted to Traxys under Article 7 shall survive for the periods stated therein.
ARTICLE 9 – INSURANCE
From the date of delivery of the Products into the warehouse the Products owned by Traxys shall be insured by Traxys (including for loss by fire, natural disaster or other casualty) for at least the greater of 110% of the Purchase Price or the Fair Market Value of the Products as established from time to time by mutual agreement of the parties and with reference to then prevailing market prices, with the cost included in Traxys Direct Costs and recoverable by Traxys from the proceeds of sales to customers. Molycorp shall not be liable for any loss, destruction, damage or other casualty to the Products that are covered by such insurance, or which should have been covered by such insurance but for Traxys’ failure to maintain such insurance, except where the loss, destruction, or damage is a result of Molycorp’s gross negligence or the misappropriation of its employee.
ARTICLE 10 – TERMINATION
This Agreement shall be terminated before its normal term if:
     Voluntary Petition. The Party shall (i) commence a voluntary case under the Federal bankruptcy laws (as now or hereafter in effect), (ii) file a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, (iii) consent to or fail to contest in a timely and appropriate manner any petition filed against it in an involuntary case under such bankruptcy laws or other laws, (iv) apply for, or consent to, or fail to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of a substantial part of its assets, domestic or foreign, (v) admit in writing its inability to pay its debts as they become due, (vi) make a general assignment for the benefit of creditors, or (vii) take any corporate action for the purpose of effecting any of the foregoing; or
     Involuntary Proceeding. A case or other proceeding shall be commenced against the Party in any court of competent jurisdiction seeking (i) relief under the Federal bankruptcy laws (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or adjustment of debts, or (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of the Party, or of all or any substantial part of the assets, domestic or foreign, of the Party and such case or proceeding shall continue undismissed or unstayed for a period of sixty (60) calendar days, or an order granting the relief requested in such case or proceeding against the Party (including, but not limited to, an order for relief under such Federal bankruptcy laws) shall be entered;
At the non-defaulting Party’s discretion, in the event of a material breach by one of the Parties of any or all of its obligations under the Agreement, and the defaulting Party fails to cure the breach within 30 (thirty) days after receipt of written notice requesting the defaulting Party to cure such breach.

ARTICLE 11 – FORCE MAJEURE
Force majeure means any event beyond a Party’s control, which could not be reasonably foreseen at the time this Agreement was executed, given its unforeseeable and unavoidable nature, including, but without limitation, any order, regulation, decision or directive, judgment or determination issued by any authority in statute or other form; any uprising, disturbance, civil war or war with a foreign power, strike or other labour disturbance; any fire, flood or other act of God; or, in general, any other condition beyond the control of a Party.
If an event of force majeure should occur and prevents one of the Parties from performing its obligations under this Agreement, the Party invoking an event of force majeure shall provide the other Party with:
(a)	full evidence of the said event as promptly as possible and in any event within 7 (seven) days of its occurrence,

(b)	any additional information that the other Party may reasonably require to ascertain the force majeure nature of the concerned event, and

(c)	an appropriate reporting on the evolution of the situation.
If the event of force majeure still continues for a 3 (three) month period after its occurrence, then the Party which has not claimed force majeure may terminate this Agreement, simply by informing the other Party in writing of its decision to terminate this Agreement with immediate effect.
ARTICLE 12 – DISPUTES
This Agreement shall be governed by, interpreted, construed, and enforced in accordance with the laws of the State of New York without regard to the principles of conflicts of law thereof.
Any dispute or claim arising out of this Agreement or the transactions contemplated hereby, which the Parties are unable to resolve themselves, shall be settled through binding arbitration. Any such arbitration shall be administered by the American Arbitration Association under its then-applicable Commercial Arbitration Rules. The arbitration shall be heard and decided by three (3) arbitrators (one selected by Molycorp, one selected by Traxys and the third selected by the first two arbitrators), and any judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitration shall take place in the city and state of New York.
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date set forth next to their respective signatures below.

Traxys North America LLC:			Molycorp Minerals, LLC:

By:	/s/	Mark Kristoff	By:	/s/	Mark A. Smith

		Mark Kristoff, CEO			Mark A. Smith, CEO

Date:	May 18, 2009	Date:	May 18, 2009

SCHEDULE I
(Date material arrives in warehouse)
Traxys North America LLC
825 Third Avenue
New York, NY 10022
Dear Sir
RE: WAREHOUSE RECEIPT/WARRANT
This is to confirm that we received:
A)	[ ] Supersacks with a total of [ ] pounds of Product 1 contained, marked Lot [ ] on [ ]; or

B)	[ ] pounds of Product 2, identified as Lot [ ], which has been added to bulk storage on [ ].
This material is stored at our warehouse located at Mountain Pass, California. We confirm that our storage costs are USD$1.00 per month or part thereof and we will invoice you monthly for the storage costs.
Please address all communications to:

Please don’t hesitate to contact our                          , Mr                           at (     )      -                     or email                                          with any further queries or comments regarding the foregoing.
Yours faithfully,